UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month May 2011
(Commission File No. 001-34473)
Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.______________.

Grifols, S.A.
TABLE OF CONTENTS

Item	Sequential Page Number

1.	Relevant fact, dated May 2, 2011. 2

RELEVANT EVENT
GRIFOLS, S.A. (“GRIFOLS”) and TALECRIS BIOTHERAPEUTICS HOLDINGS CORPORATION announce that they have signed a “Consent Agreement” with the Staff of the Bureau of Competition of the US Federal Trade Commission (FTC) by means of which the conditions for the merger transaction between both companies are agreed. The Consent Agreement is subject to approval of the FTC Commissioners, who will be reviewing the matter.
To satisfy the Consent Agreement conditions, GRIFOLS has signed agreements for the sale of assets and entered into certain commercial, lease and manufacturing agreements with the Italian company KEDRION, for up to seven (7) years.
GRIFOLS states that neither the Consent Agreement nor the agreements signed with KEDRION will affect the operating synergies that GRIFOLS expects to achieve at the combined company with the merger transaction.
These agreements refer to four main areas:
•	KEDRION and GRIFOLS enter into a contract manufacturing agreement to fractionate and purify Kedrion’s plasma to deliver IVIG and Albumin under Kedrion’s private label, and Factor VIII under the trade name Koate, all of them for sale only in the US.

•	GRIFOLS sells to KEDRION the Melville fractionation facility. GRIFOLS will manage the facility for up to a four-year period under a lease agreement with Kedrion.

•	GRIFOLS sells to KEDRION the Talecris’ FVIII US business (Koate).

•	GRIFOLS sells to KEDRION two Plasma Collection Centers.
In Barcelona, on May 2, 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: May 2, 2011